UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

Under Section 13(e) of the Securities Exchange Act of 1934

(Amendment No. 2)

Cuisine Solutions, Inc.

(Name of the Issuer)

(Name of Persons Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

926604109

(CUSIP Number of Class of Securities)

Stanislas Vilgrain

President and Chief Executive Officer

Cuisine Solutions, Inc.

2800 Eisenhower Avenue, Suite 450

Alexandria, Virginia  22314

(703) 270-2900

(Name, Address and Telephone Number of Persons Authorized to Receive

Notices and Communications on Behalf of Persons Filing Statement)

____________

Copy to:

Darren DeStefano

Christina L. Novak

Cooley Godward Kronish LLP

One Freedom Square

Reston Town Center

11951 Freedom Drive

Reston, Virginia  20190

(703) 456-8000

This statement is filed in connection with (check the appropriate box):

a.    ☑

The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.    ☐

The filing of a registration statement under the Securities Act of 1933.

c.    ☐

A tender offer.

d.    ☐

None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

RULE 13e-3 TRANSACTION STATEMENT

INTRODUCTION

This Amendment No. 2 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed on June 12, 2009 (as amended, the “Schedule 13E-3”) and is being filed by Cuisine Solutions, Inc., a Delaware corporation (the “Company”), in connection with a proposed transaction to deregister its shares of common stock, $0.01 par value per share (the “Common Stock”), under the federal securities laws and to delist its shares of Common Stock from the NYSE Amex. At a special meeting of stockholders, the Company’s stockholders of record will vote on approval of an amendment to the Company’s Certificate of Incorporation to effect a 1-for-5,000 reverse stock split immediately followed by a 5,000-for-1 forward stock split of the Common Stock.

This Schedule 13E-3 is being filed with the Securities and Exchange Commission (the “SEC”) concurrently with the filing of the Company’s revised preliminary proxy statement on Schedule 14A (as revised, the “Proxy Statement”) pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The information contained in the Proxy Statement, including all annexes thereto, is expressly incorporated herein by reference and the responses to each item of this Schedule 13E-3 are qualified in their entirety by reference to the information contained in the Proxy Statement. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be amended to reflect such completion or amendment of the Proxy Statement. Capitalized terms used and not otherwise defined herein have the meanings ascribed to such terms in the Proxy Statement.

Item 1.

Summary Term Sheet

The information set forth in the Proxy Statement under the caption “SUMMARY TERM SHEET” is incorporated herein by reference.

Item 2.

Subject Company Information

(a)

Name and Address. The name of the subject company is Cuisine Solutions, Inc., a Delaware corporation. The Company’s principal executive offices are located at 2800 Eisenhower Avenue, Suite 450, Alexandria, Virginia  22314. The Company’s telephone number is (703) 270-2900.

(b)

Securities. The subject class of equity securities to which this Schedule 13E-3 relates is the Company’s common stock, $0.01 par value per share, of which 17,559,194 shares were outstanding as of June 10, 2009.

(c)

Trading Market and Price. The information set forth in the Proxy Statement under “INFORMATION ABOUT THE COMPANY — Market Price of Common Stock” is incorporated herein by reference.

(d)

Dividends. The information set forth in the Proxy Statement under “INFORMATION ABOUT THE COMPANY — Dividends” is incorporated herein by reference.

(e)

Prior Public Offerings. The Company has not made an underwritten public offering of its Common Stock for cash during the three years preceding the date of the filing of this Schedule 13E-3.

(f)

Prior Stock Purchases. The information set forth in the Proxy Statement under “INFORMATION ABOUT THE COMPANY — Stock Purchases and Equity Awards” is incorporated herein by reference.

Item 3.

Identity and Background of Filing Person

(a)

Name and Address. The name of the Filing Person is Cuisine Solutions, Inc. and its address is 2800 Eisenhower Avenue, Suite 450, Alexandria, Virginia  22314. The information set forth in the Proxy Statement under “INFORMATION ABOUT THE COMPANY — Information Concerning Food Research Corporation, Sediac and the Directors and Executive Officer of Sediac” is incorporated herein by reference.

(b)

Business and Background of Entities. The information set forth in the Proxy Statement under “INFORMATION ABOUT THE COMPANY — Information Concerning Food Research Corporation, Sediac and the Directors and Executive Officer of Sediac” is incorporated herein by reference.

(c)

Business and Background of Natural Persons. The information set forth in the Proxy Statement under “INFORMATION ABOUT THE COMPANY — Directors and Executive Officers” and “INFORMATION ABOUT THE COMPANY — Information Concerning Food Research Corporation, Sediac and the Directors and Executive Officer of Sediac” is incorporated herein by reference.

Item 4.

Terms of the Transaction

(a)

Material Terms. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET” and “SPECIAL FACTORS” is incorporated herein by reference.

(c)

Different Terms. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — The Transaction,” “— Effects of the Transaction,” “— Fairness of the Transaction,” “— Treatment of Beneficial Holders (stockholders holding shares in street name),” and “— Material Federal Income Tax Consequences,” and SPECIAL FACTORS — Effects of the Transaction,” “— Fairness of the Transaction,” and “— Material Federal Income Tax Consequences” is incorporated herein by reference.

(d)

Appraisal Rights. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — No Appraisal or Dissenters’ Rights;” and “SPECIAL FACTORS — No Appraisal or Dissenters’ Rights” is incorporated herein by reference.

(e)

Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under “SPECIAL FACTORS — Fairness of the Transaction” is incorporated herein by reference.

(f)

Eligibility for Listing or Trading. Not applicable.

Item 5.

Past Contacts, Transactions, Negotiations and Agreements

(a)

Transactions. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Potential Conflicts of Interests of Officers, Directors and Certain Affiliated Persons,” and “— Vote Required for Approval of the Transaction At the Special Meeting,” and “SPECIAL FACTORS — Potential Conflicts of Interests of Officers, Directors and Certain Affiliated Persons,” and “— Stockholder Approval” is incorporated herein by reference.

(b)

Significant Corporate Events. Not applicable.

(c)

Negotiations or Contacts. Not applicable.

(e)

Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Potential Conflicts of Interests of Officers, Directors and Certain Affiliated Persons,” and “— Vote Required for Approval of the Transaction At the Special Meeting,” and “SPECIAL FACTORS — Potential Conflicts of Interests of Officers, Directors and Certain Affiliated Persons” and “— Stockholder Approval” is incorporated herein by reference.

Item 6.

Purposes of the Transaction and Plans or Proposals

(b)

Use of Securities Acquired. The information set forth in the Proxy Statement under “SPECIAL FACTORS — Effective Date” is incorporated herein by reference.

(c)

Plans.

(1)

Not applicable.

(2)

Not applicable.

(3)

Not applicable.

(4)

The information set forth in the Proxy Statement under “SPECIAL FACTORS —Conduct of Our Business After the Transaction” is incorporated herein by reference.

(5)

Not applicable.

(6)

The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Purpose of and Reasons for the Transaction,” “— Effects of the Transaction,” and “SPECIAL FACTORS — Purpose of and Reasons for the Transaction,” “— Background of the Transaction,” “— Effects of the Transaction,” “— NYSE Amex; Pink Sheets Quotation” “— Fairness of the Transaction” and “— Conduct of Our Business After the Transaction” is incorporated herein by reference.

(7)

The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Purpose of and Reasons for the Transaction,” “— Effects of the Transaction,” and “SPECIAL FACTORS — Purpose of and Reasons for the Transaction,” “— Background of the Transaction,” “— Effects of the Transaction,” “— NYSE Amex; Pink Sheets Quotation”. “— Fairness of the Transaction” and “— Conduct of Our Business After the Transaction” is incorporated herein by reference.

(8)

The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Purpose of and Reasons for the Transaction,” “— Effects of the Transaction,” and “SPECIAL FACTORS — Purpose of and Reasons for the Transaction,” “— Background of the Transaction,” “— Effects of the Transaction,” “— NYSE Amex; Pink Sheets Quotation” “— Fairness of the Transaction” and “— Conduct of Our Business After the Transaction” is incorporated herein by reference.

Item 7.

Purposes, Alternatives, Reasons and Effects

(a)

Purposes. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Purpose of and Reasons for the Transaction;” and “SPECIAL FACTORS — Purpose of and Reasons for the Transaction” and “— Background of the Transaction” is incorporated herein by reference.

(b)

Alternatives. The information set forth in the Proxy Statement under “SPECIAL FACTORS — Background of the Transaction,” and “— Alternatives to the Transaction” is incorporated herein by reference.

(c)

Reasons. The information set forth in the Proxy Statement under SUMMARY TERM SHEET — Purpose of and Reasons for the Transaction;” and “SPECIAL FACTORS — Purpose of and Reasons for the Transaction,” “— Background of the Transaction,” “— Alternatives to the Transaction,” and “— Fairness of the Transaction” is incorporated herein by reference.

(d)

Effects. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — The Transaction,” “— Effects of the Transaction,” and “— Material Federal Income Tax Consequences;” and “SPECIAL FACTORS — Purpose and Reasons for the Transaction,” “— Effects of the Transaction,” “— NYSE Amex; Pink Sheets Quotation” “— Conduct of Our Business After the Transaction,” and “— Material Federal Income Tax Consequences” is incorporated herein by reference.

Item 8.

Fairness of the Transaction

(a)

Fairness. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Special Committee’s and Board’s Recommendations of the Transaction,” and “— Fairness of the Transaction;” and “SPECIAL FACTORS — Background of the Transaction,” and “— Fairness of the Transaction” is incorporated herein by reference.

(b)

Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Purpose of and Reasons for the Transaction,” “— Special Committee’s and Board’s Recommendations of the Transaction,” “— Reservation of Rights,” and “— Fairness of the Transaction;” and “SPECIAL FACTORS — Purpose of and Reasons for the Transaction,” “— Background of the Transaction,” “— Alternatives to the Transaction,” “— Fairness

of the Transaction,” and “— Fairness Opinion of Financial Advisor” is incorporated herein by reference.

(c)

Approval of Security Holders. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Potential Conflicts of Interest of Officers, Directors and Certain Affiliated Persons,” and “— Vote Required for Approval of the Transaction At the Special Meeting;” and “SPECIAL FACTORS — Fairness of the Transaction,” “— Potential Conflicts of Interests of Officers, Directors and Certain Affiliated Persons,” and “— Stockholder Approval” is incorporated herein by reference.

(d)

Unaffiliated Representatives. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Fairness of the Transaction;” and “SPECIAL FACTORS — Background of the Transaction,” “— Fairness of the Transaction,” and “— Fairness Opinion of  Financial Advisor” is incorporated herein by reference.

(e)

Approval of Directors. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Special Committee’s and Board’s Recommendations of the Transaction,” and “SPECIAL FACTORS — Background of the Transaction,” and “— Fairness of the Transaction” is incorporated herein by reference.

(f)

Other Offers. None.

Item 9.

Reports, Opinions, Appraisals and Negotiations

(a)

Report, Opinion or Appraisal. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Special Committee’s and Board’s Recommendations of the Transaction” and “— Fairness of the Transaction;” and “SPECIAL FACTORS — Background of the Transaction,” “— Fairness of the Transaction,” and “— Fairness Opinion of Financial Advisor” is incorporated herein by reference.

(b)

Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Special Committee’s and Board’s Recommendations of the Transaction” and “— Fairness of the Transaction;” and “SPECIAL FACTORS — Background of the Transaction,” “— Fairness of the Transaction,” and “— Fairness Opinion of Financial Advisor” is incorporated herein by reference.

(c)

Availability of Documents. The full text of the fairness opinion of Bengur Bryan & Co., Inc. (“Bengur Bryan”) dated May 27, 2009, is attached as Annex B to the Proxy Statement.  The full text of the valuation presentation of Bengur Bryan dated May 27, 2009, is attached hereto as Exhibit c.2. The full text of the three preliminary valuation presentations also provided by Bengur Bryan, dated March 18, 2009, April 7, 2009 and April 24, 2009, are respectively attached hereto as Exhibits c.3, c.4 and c.5. The full text of the preliminary benchmarking analysis presentation of Bengur Bryan dated April 24, 2009 is attached hereto as Exhibit c.6. Each of the fairness opinion of Bengur Bryan and the valuation presentation of Bengur Bryan dated May 27, 2009 is also available for inspection and copying at the Company’s principal executive offices, 2800 Eisenhower Avenue, Suite 450, Alexandria, VA  22314.

Item 10.

Source and Amounts of Funds or Other Consideration

(a)

Source of Funds. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Financing for the Transaction;” and “SPECIAL FACTORS — Effects of the Transaction” and “— Source of Funds and Expenses” is incorporated herein by reference.

(b)

Conditions. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Financing for the Transaction;” and “SPECIAL FACTORS — Effects of the Transaction” and “— Source of Funds and Expenses” is incorporated herein by reference.

(c)

Expenses. The information set forth in the Proxy Statement under “SPECIAL FACTORS — Source of Funds and Expenses” is incorporated herein by reference.

(d)

Borrowed Funds.  The information set forth in the Proxy Statement under “SPECIAL FACTORS — Source of Funds and Expenses” is incorporated herein by reference.

Item 11.

Interest in Securities of the Subject Company

(a)

Securities Ownership. The information set forth in the Proxy Statement under “INFORMATION ABOUT THE COMPANY — Security Ownership of Certain Beneficial Owners” is incorporated herein by reference.

(b)

Securities Transactions. None.

Item 12.

The Solicitation or Recommendation

(d)

Intent to Tender or Vote in a Going Private Transaction. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Effects of the Transaction,” “—Potential Conflicts of Interests of Officers, Directors and Certain Affiliated Persons,” and “— Vote Required for Approval of the Transaction At the Special Meeting;” “SPECIAL FACTORS — Effects of the Transaction,” “— Potential Conflicts of Interests of Officers, Directors and Certain Affiliated Persons,” and “— Stockholder Approval” is incorporated herein by reference.

(e)

Recommendation of Others. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Potential Conflicts of Interests of Officers, Directors and Certain Affiliated Persons,” and “SPECIAL FACTORS — Potential Conflicts of Interests of Officers, Directors and Certain Affiliated Persons,” is incorporated herein by reference.

Item 13.

Financial Statements

(a)

Financial Information.

(1)

The audited financial statements beginning on page 18 of the Company’s Annual Report on Form 10-K for the year ended June 28, 2008, as filed with the SEC on September 17, 2008, and the information in the Proxy Statement under “FINANCIAL INFORMATION”are incorporated herein by reference.

(2)

The unaudited interim financial statements beginning on page 3 of the Company’s Quarterly Report on Form 10-Q for the quarter ended April 4, 2009, as filed with the SEC on May 14, 2009, and the information in the Proxy Statement under “FINANCIAL INFORMATION” are incorporated herein by reference.

(3)

The information set forth in the Proxy Statement under “FINANCIAL INFORMATION” is incorporated herein by reference.

(4)

The information set forth in the Proxy Statement under “FINANCIAL INFORMATION” is incorporated herein by reference.

(b)

Pro Forma Information.  Not applicable.

Item 14.

Persons/Assets, Retained, Employed, Compensated or Used

(a)

Solicitation or Recommendation. The information set forth in the Proxy Statement under “MEETING AND VOTING INFORMATION — Solicitation” is incorporated herein by reference.

(b)

Employees and Corporate Assets. The information set forth in the Proxy Statement under “MEETING AND VOTING INFORMATION — Solicitation” is incorporated herein by reference.

Item 15.

Additional Information

(b)

Other Material Information. The information contained in the Proxy Statement, including all annexes attached thereto, is incorporated herein by reference.

Item 16.

Exhibits

(a)(i)

Notice of Meeting and Preliminary Proxy Statement of the Company (incorporated herein by reference to the Company’s Schedule 14A filed with the SEC on July 10, 2009).

(a)(ii)

Annual financial statements for the years ended June 28, 2008 and June 30, 2007 of Cuisine Solutions, Inc. appearing in the Annual Report on Form 10-K for the fiscal year ended June 28, 2008 (filed with the SEC on September 17, 2008 and incorporated herein by reference).

(a)(iii)

Interim financial statements for the nine months ended April 4, 2009 of Cuisine Solutions, Inc. appearing in the Quarterly Report on Form 10-Q for the fiscal quarter ended April 4, 2009 (filed with the SEC on May 14, 2009 and incorporated herein by reference).

(b)

Not applicable.

(c.1)

Opinion of Bengur Bryan & Co., Inc. dated May 27, 2009 (incorporated herein by reference to Annex B of the Proxy Statement).

*(c.2)

The Valuation Presentation of Bengur Bryan & Co., Inc. dated May 27, 2009.

** (c.3)

Preliminary Valuation Range Information Presentation of Bengur Bryan & Co., dated March 18, 2009.

** (c.4)

Preliminary Valuation Reference Information Presentation of Bengur Bryan & Co., dated April 7, 2009.

** (c.5)

Preliminary Valuation Reference Information Presentation of Bengur Bryan & Co., dated April 24, 2009.

(c.6)

Preliminary Benchmarking Analysis Presentation of Bengur Bryan & Co., dated April 24, 2009.

(d)

Not applicable.

(f)

Not applicable.

(g)

Not applicable.

*

Previously filed with the Schedule 13E-3 filed by the Company on June 12, 2009.

**

Previously filed with the Schedule 13E-3 filed by the Company on July 10, 2009.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

CUISINE SOLUTIONS, INC.

By:	/s/ Stanislas Vilgrain
Stanislas Vilgrain
President and Chief Executive Officer

Dated: July 23, 2009